================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                          Date of Report: July 25, 2006

                              CEMEX, S.A.B. de C.V.
                              ---------------------
             (Exact name of Registrant as specified in its charter)

                                   CEMEX Corp.
                                   -----------
                 (Translation of Registrant's name into English)

                              United Mexican States
                              ---------------------
                 (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya # 325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F
          ------               ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No   X
    ------          ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
---
================================================================================

================================================================================


                                    Contents

1. Press release, dated July 25, 2006, announcing CEMEX's second quarter results of 2006 (attached hereto as exhibit 1).

2.   CEMEX's 2006 second quarter earnings report (attached hereto as exhibit 2).

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                        CEMEX, S.A.B. de C.V.
                                                 -------------------------------
                                                        (Registrant)



Date:    July 25, 2006                        By:       /s/  Rodrigo Trevino
      --------------------------------           -------------------------------
                                                        Name:  Rodrigo Trevino
                                                        Title: Chief Financial
                                                               Officer

                                  EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION
-----------        -----------
1.                 Press release, dated July 25, 2006, announcing CEMEX's second
                   quarter results of   2006.
2                  CEMEX's 2006 second quarter earnings report.

                                                                       Exhibit 1

  Media Relations             Investor Relations               Analyst Relations
    Jorge Perez               Abraham Rodriguez                  Ricardo Sales
 (52 81) 8888-4334            (52 81) 8888-4262                  (212) 317-6008


                             [CEMEX GRAPHIC OMITTED]

                           CEMEX'S SECOND QUARTER 2006
                        EBITDA UP 16%; SALES INCREASE 5%

MONTERREY, MEXICO, July 25, 2006 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that EBITDA increased 16% in the second quarter of 2006 to US$1.14 billion. Consolidated net sales in the second quarter of 2006 grew 5% to US$4.6 billion.

CEMEX Consolidated Second-Quarter Financial and Operational Highlights
----------------------------------------------------------------------

o EBITDA (operating income plus depreciation and amortization) increased to US$1.14 billion, an increase of 16% over US$989 million achieved in the second quarter of 2005.

o Free cash flow after maintenance capital expenditures was US$779 million, an increase of 5% over the second quarter of last year.

o Increased sales in the majority of CEMEX's markets were the result of to higher demand for cement, ready-mix, and aggregates. Public infrastructure and housing continue to be the main drivers of cement and ready-mix demand in the majority of CEMEX's markets.

o Operating income for the second quarter increased 15% to US$861 million over US$751 million in the comparable period in 2005.

o CEMEX's consolidated cement volume increased 3% to 22.4 million metric tons, while consolidated ready-mix and aggregates volumes fell 6% and 9% respectively.

Hector Medina, Executive Vice President of Planning and Finance, said: "We continue to be encouraged by our post-consolidation performance. Our solid performance during the first half of the year resulted primarily from the strength of our operations in most of our core markets, as well as from the realization of the RMC synergies that further enhanced this growth. As we look forward to the second half of the year, we remain optimistic about our ability to continue to drive solid returns for our shareholders."

Consolidated Corporate Results
------------------------------

During the second quarter of 2006, majority net income decreased 21% to US$579 million. The decrease in majority net income for the quarter comes mainly from non-cash intercompany foreign-exchange and financial-instrument losses.

Net debt at the end of the second quarter of 2006 was US$8.1 billion, representing reductions of US$343 million during the quarter, and US$2.3 billion since the end of the first quarter of 2005. The net-debt-to-EBITDA ratio decreased to 2.1 times from 2.3 times at the end of the first quarter of 2006. Interest coverage reached 7.7 times during the quarter, up from 6.5 times a year ago.

Major Markets Second-Quarter Highlights
---------------------------------------

CEMEX's Mexican operations had net sales of $883 million, up 11% in the quarter versus the second quarter of 2005, while EBITDA increased 6% to US$350 million. Mexican cement and ready-mix volumes increased 6% and 20% respectively during the quarter.

Net sales in the United States decreased 3% to US$1.12 billion in the second quarter of 2006. EBITDA grew 23% over the prior year period to US$349 million. On a like-to-like basis for ongoing operations, cement, ready-mix and aggregates volumes decreased 3%, 16% and 21%, respectively during the quarter compared with second quarter 2005. For the first six months of the year and on a like-to-like basis, cement volumes increased 6%, ready-mix volumes decreased 8%, and aggregates volumes decreased 11% versus the first six months of 2005.

CEMEX's Spanish operations reported net sales of US$476 million in the second quarter of 2006, up 10% versus the second quarter of 2005. EBITDA increased 26% to US$154 million in the quarter. Domestic cement volume increased 6% during the second quarter of 2006 over the same period in 2005. Ready-mix volumes, when adjusted for the integration of the Readymix Asland assets after the termination of the joint venture with Lafarge, increased 6%.

The Company's operations in the United Kingdom experienced a decrease in net sales and EBITDA of 5% to US$478 million, and 29% to US$41 million, respectively.

Rest of Europe
--------------

During the second quarter of 2006, net sales in the other European markets were US$953 million, up 8%. EBITDA increased 7% to US$147 million.

South/Central America and the Caribbean
---------------------------------------

CEMEX's operations in South/Central America and the Caribbean reported net sales of US$371 million during the second quarter of 2006, an increase of 10% over the second quarter of 2005. EBITDA increased 19% to US$105 million versus the prior year period.

Africa and the Middle East
--------------------------

Second quarter net sales in Africa and the Middle East were US$176 million, up 23% as compared to the same quarter of 2005. EBITDA increased 38% to US$45 million.

Asia
----

CEMEX's Asia-based operations experienced an increase in net sales of US$88 million, an increase of 16% over the second quarter of 2005. EBITDA increased 64% to US$23 million for the region, over the prior year period.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

                                       ###

                                                                       Exhibit 2

[CEMEX GRAPHIC OMITTED]


2006
SECOND QUARTER RESULTS
-------------------------------------------------------------------------------------------------
                                           Second quarter                        Second quarter
                                     ------------------------------------------------------------
                                        2006      2005   % Var.                   2006     2005
-------------------------------------------------------------------------------------------------
Net sales                              4,614     4,376       5%                  % of Net Sales
-------------------------------------------------------------------------------------------------
Gross profit                           1,753     1,790     (2%)                   38.0%    40.9%
-------------------------------------------------------------------------------------------------
Operating income                         861       751      15%                   18.7%    17.2%
-------------------------------------------------------------------------------------------------
Majority net income                      579       733    (21%)                   12.5%    16.8%
-------------------------------------------------------------------------------------------------
EBITDA                                 1,143       989      16%                   24.8%    22.6%
-------------------------------------------------------------------------------------------------
Free cash flow after                     779       742       5%                   16.9%    17.0%
maintenance capital expenditures
-------------------------------------------------------------------------------------------------

----------------------------------------------------------------
Net debt                               8,120     9,624    (16%)
----------------------------------------------------------------
Net debt/EBITDA                          2.1       2.9
----------------------------------------------------------------
Interest coverage                        7.7       6.5
----------------------------------------------------------------
Earnings per ADR                        0.81      1.08    (25%)
----------------------------------------------------------------
Average ADRs outstanding               712.0     679.1       5%
-------------------------------------------------------------------------------------------------

In millions of US dollars, except ratios and per-ADR amounts.
Earnings per ADR and average ADRs outstanding reflect the two-for-one ADR split effective July 24, 2006.
Average ADRs outstanding are presented in millions.


Consolidated net sales grew to US$4,614 million, representing an increase of 5% over those of second quarter 2005. Sales increased in most of our markets due to higher cement, ready-mix, and aggregates volumes and a better pricing environment. Public infrastructure and housing continue to be the main drivers of cement and ready-mix demand in most of our markets.

Operating income increased 15% during the quarter, from US$751 million in the second quarter of last year to US$861 in the second quarter of 2006.

Similarly, EBITDA increased 16% in the quarter compared to the same period last year, reaching US$1,143 million. EBITDA as a percentage of sales increased 2.2 percentage points, from 22.6% in second quarter 2005 to 24.8% in second quarter 2006. Improved operating income and EBITDA margins are due to synergies realized as a result of RMC-integration initiatives, and better supply-demand dynamics in most markets, which more than offset higher energy and transportation costs.

Foreign-exchange gain (loss) and gain (loss) on financial instruments for the quarter resulted in losses of US$48 million and US$93 million, respectively. The entire losses are the result of intercompany transactions and are due to the depreciation of the Mexican peso during the quarter.

Majority net income decreased 21% to US$579 million in the second quarter of 2006 from US$733 million in the same period a year ago. The decrease in majority net income for the quarter comes mainly from higher foreign-exchange and financial-instrument losses partially mitigated by stronger operating performance, as described above.

Net debt at the end of the second quarter was US$8,120 million, representing reductions of US$343 million during the quarter and US$2,315 million since the end of first quarter 2005. The net-debt-to-EBITDA ratio decreased to 2.1 times from 2.3 times at the end of first quarter 2006. Interest coverage reached 7.7 times during the quarter, up from 6.5 times a year ago.


================================================================================

Stock Listing Information

NYSE (ADR)
Ticker:CX

MEXICAN STOCK EXCHANGE
Ticker: CEMEX.CPO

Ratio of CEMEX.CPO to CX=10.1

Investor Relations

In the United States
1 877 7CX NYSE

In Mexico
52 (81) 8888 4292

E-Mail
ir@cemex.com

www.cemex.com

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 1
US-dollar translation methodology, and other important disclosures.

                                                         [CEMEX GRAPHIC OMITTED]


EBITDA and Free Cash Flow((1))
---------------------------------------------------------------------------------------------------------------------------------
                                                       --------------------------------------------------------------------------
                                                                 Second quarter                             January - June
                                                       --------------------------------------------------------------------------
                                                            2006      2005     % Var.                 2006       2005     % Var.
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                             861       751        15%                1,425      1,189        20%
---------------------------------------------------------------------------------------------------------------------------------
+ Depreciation and operating amortization                    282       238                             548        430
---------------------------------------------------------------------------------------------------------------------------------
EBITDA                                                     1,143       989        16%                1,973      1,619        22%
---------------------------------------------------------------------------------------------------------------------------------
- Net financial expense                                      112       144                             224        242
---------------------------------------------------------------------------------------------------------------------------------
- Maintenance capital expenditures                           192       123                             291        185
---------------------------------------------------------------------------------------------------------------------------------
- Change in working capital                                 (21)      (86)                             105         42
---------------------------------------------------------------------------------------------------------------------------------
- Taxes paid                                                 104        63                             177         80
---------------------------------------------------------------------------------------------------------------------------------
- Other cash items (net)                                    (23)         3                            (20)          5
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow after maintenance capital expenditures        779       742         5%                1,194      1,065        12%
---------------------------------------------------------------------------------------------------------------------------------
- Expansion capital expenditures                             124        49                             204         79
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow                                               654       693       (6%)                  990        986         0%
---------------------------------------------------------------------------------------------------------------------------------

In millions of US dollars.
Results for year-to-date 2005 include the effect of the RMC acquisition starting in March.

During the quarter, free cash flow of US$654 was used as follows: US$473 million to reduce debt, however, net debt was reduced by US$343 million as a result of foreign-exchange conversion effects in the amount of US$130 million; US$13 million to pay cash dividends; US$39 million for integration efforts in our RMC operations; US$40 million in interest payments in excess of accrued interest; and the balance for other uses, primarily other investments.


Debt-Related Information

                                            Second quarter        First quarter                                    Second quarter
                                      -------------------------------------------                                 ---------------
                                        2006     2005  % Var.          2006                                         2006    2005
---------------------------------------------------------------------------------    --------------------------------------------
Total debt (2)                         8,957   11,036   (19%)         9,370          Currency denomination
---------------------------------------------------------------------------------    --------------------------------------------
     Short-term                          13%      15%                   11%          US dollar                       68%     71%
---------------------------------------------------------------------------------    --------------------------------------------
     Long-term                           87%      85%                   89%          Euro                            27%     18%
---------------------------------------------------------------------------------    --------------------------------------------
Cash and cash equivalents                708    1,265   (44%)           688          British pound                    0%      5%
---------------------------------------------------------------------------------    --------------------------------------------
Fair value of cross-currency swaps (2)   129      147                   220          Yen                              5%      6%
---------------------------------------------------------------------------------    --------------------------------------------
Net debt (2)                           8,120    9,624   (16%)         8,463          Other                            0%      0%
---------------------------------------------------------------------------------    --------------------------------------------

---------------------------------------------------------------------------------
Interest expense                         119      153   (22%)           120          Interest rate
---------------------------------------------------------------------------------    --------------------------------------------
Interest coverage                        7.7      6.5                   6.9          Fixed                           45%     58%
---------------------------------------------------------------------------------    --------------------------------------------
Net debt/EBITDA                          2.1      2.9                   2.3          Variable                        55%     42%
---------------------------------------------------------------------------------    --------------------------------------------

In millions of US dollars, except ratios.

During the second quarter, CEMEX, under its Medium-Term Promissory Notes Program ("Certificados Bursatiles"), issued notes for MXN1.5 billion with a maturity of five years at an interest rate equal to the 91-day Mexican treasury (CETES) plus 53 basis points. CEMEX also issued various short-term notes under its Short-Term Promissory Notes Program ("Certificados Bursatiles"), having an outstanding amount of MXN927 at the end of the quarter. All notes issued were swapped to US dollars at rates lower than LIBOR.

In addition, CEMEX and some of its subsidiaries amended various credit facilities totaling US$4.7 billion, extending their maturities and reducing their cost.

----------------------------------
(1) EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (Mexican GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such, does not have such Mexican-GAAP cash-flow measures to present as comparable to EBITDA or free cash flow.

(2) During 2004, the Mexican Institute of Public Accountants issued Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which became effective beginning January 1, 2005. Bulletin C-10 details and supplements issues related to the accounting of derivative financial instruments. Among other aspects, Bulletin C-10 precludes the presentation of two financial instruments as if they were a single instrument (synthetic presentation). For this reason, starting in 2005, CEMEX recognizes the assets and liabilities resulting from the fair value of cross-currency swaps ("CCS") separately from the financial debt, and such debt is presented in the currencies originally negotiated. Starting in 2001, CEMEX has effectively changed the original profile of interest rates and currencies of financial debt associated to CCS, and accordingly, until December 31, 2004, financial debt subject to these instruments was presented in the currencies negotiated in the CCS, through the recognition within debt of a portion of the assets or liabilities resulting from the fair value of such CCS. This reclassification has no impact on stockholders' equity or net income. For presentation purposes in the table above, net debt includes the fair value of CCS associated with debt.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 2
US-dollar translation methodology, and other important disclosures.

                                                         [CEMEX GRAPHIC OMITTED]

Equity-Related Information
--------------------------------------------------------------------------------

One CEMEX ADR represents ten CEMEX CPOs. The following amounts are expressed in CPO terms and reflect the two-for-one CPO split effective July 17, 2006, and the two-for-one ADR split effective July 24, 2006.


Beginning-of-quarter CPO-equivalent units outstanding             7,049,659,842
--------------------------------------------------------------------------------

CPOs issued due to stock dividend                                   211,875,714
Exercise of stock options not hedged                                    327,764
Less increase (decrease) in the number of CPOs held in subsidiaries  (4,771,334)
----


End-of-quarter CPO-equivalent units outstanding                   7,266,634,654
--------------------------------------------------------------------------------
Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.

Employee long-term compensation plans (1) (2)

As of June 30, 2006, executives had outstanding options on a total of 111,932,026 CPOs, with a weighted-average strike price of US$1.45 per CPO (equivalent to US$14.50 per ADR). Starting in 2005, CEMEX began offering executives a stock-ownership program. As of June 30, 2006, our executives held 188,820,818 restricted CPOs, representing 2.6% of our total CPOs outstanding.


Derivative Instruments
--------------------------------------------------------------------------------

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency forwards and options, and equity derivatives in order to execute its corporate financing strategy and to hedge other obligations as they arise. The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.


                                    Second quarter                First quarter
                                    --------------                -------------
Notional amounts                     2006    2005                       2005
--------------------------------------------------------------------------------
Equity (not prepaid) (1)                0   1,280                          0
Foreign-Exchange                    5,240   3,643                      5,904
Interest-rate                       3,578   3,489                      3,489
--------------------------------------------------------------------------------
Estimated aggregate fair
market value (3)                      166     149                        399
--------------------------------------------------------------------------------

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: Mexican GAAP ("Bulletin C-2") requires companies to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded on the income statement. The exceptions to the general rule until December 31, 2004, as they pertained to CEMEX, occurred when transactions were entered into for cash-flow hedging purposes. In such cases, changes in the fair market value of the related derivative instruments were recognized temporarily in equity and were reclassified into earnings as the inverse effects of the underlying hedged items flowed through the income statement. Beginning in 2005, new Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", establishes the framework for hedge accounting and overrides Bulletin C-2 in this respect; however, in respect to cash-flow hedges, the new rules are the same as those applied by CEMEX since 2001. CEMEX has recognized increases in assets and liabilities, which resulted in a net asset of US$165 million, arising from the fair market value recognition of its derivatives portfolio as of June 30, 2006. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

--------------------------------
(1) Until September 27, 2005, the date of pricing of our nondilutive equity offering and the liquidation of the equity forward contracts that hedged our executive stock-option programs, CEMEX accrued a liability representing the intrinsic value of the stock options. Resulting from the elimination of the economic hedge and given that the potential future appreciation of the stock options is currently not hedged through equity forwards, CEMEX has decided, for purposes of determining its obligations under the stock-option programs, to move from intrinsic value to fair value.

(2) As of June 30, 2006, CEMEX had recognized a net liability related to its stock-option programs of approximately US$101 million. This liability includes the fair value of the options for US$237 million, net of an investment in a derivative financial instrument of approximately US$136 million that guarantees us the receipt of cash equivalent to the appreciation of our CPO market price over 48 million CPOs (considering the effect of the two-for-one CPO split effective July 17, 2006), in order to meet our obligations under our executive stock-option programs.

(3) Estimated aggregate fair market value as of July 24, 2006, is US$381 million.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 3
US-dollar translation methodology, and other important disclosures.

                                                         [CEMEX GRAPHIC OMITTED]

Other Activities
--------------------------------------------------------------------------------

CEMEX CPO and ADS two-for-one split

On July 11, 2006, CEMEX announced that beginning on July 17, 2006, trading in its Ordinary Participation Certificates ("CPOs") and beginning on July 24, 2006, trading in its American Depositary Shares ("ADSs") started reflecting its previously announced two-for-one stock split.

In connection with the stock split, which was approved by CEMEX's shareholders on April 27, 2006, each of CEMEX's existing series A shares was surrendered in exchange for two new series A shares, and each of CEMEX's existing series B shares was surrendered in exchange for two new series B shares. Each CPO, which represented two existing series A shares and one existing series B share, was surrendered in exchange for two new CPOs. Each new CPO represents two new series A shares and one new series B share.

Beginning on July 24, 2006, trading on the New York Stock Exchange started reflecting the stock split as each ADS holder received one additional ADS for every existing ADS, each representing ten new CPOs. During the period between July 17 and July 21, 2006, the number of CEMEX's existing ADSs, each of which previously represented ten CPOs, did not change; instead it included the right to receive an additional ADS on July 24, 2006.

The proportional equity interest participation of existing shareholders in both CPOs and ADSs does not change as a result of the stock split.


97.4% of shareholders to receive CPOs or ADSs under CEMEX's stock dividend program

On June 5, 2006, CEMEX announced the completion of its stock dividend program determined at the Shareholders Meeting on April 27, 2006. A total of 105,937,857 CPOs, including CPOs in the form of ADSs (one ADS represents ten CPOs), were issued on June 5, 2006, and were distributed to 97.4% of shareholders; the remaining 2.6%, consisting of CPO holders, received a cash payment of MXN1.4887 per CPO in lieu of the stock dividend, for a total of approximately MXN144 million (US$13 million) paid by CEMEX.

Under this stock dividend program, CEMEX shareholders received one new CPO for each 35.2895 CPOs held (each representing two series A shares and one series B share), and ADS holders received one new ADS for each 35.2895 ADSs held.

CPO holders had the option to receive a cash payment in lieu of the stock dividend. ADS holders were entitled to receive a stock dividend only. ADS holders were entitled to instruct the ADS Depositary to sell all or a portion of the additional stock received as a result of the stock dividend into the market and receive the net cash proceeds from such sales.

(CPO amounts and cash payment per CPO do not reflect the two-for-one CPO split effective July 17, 2006, nor do they reflect the two-for-one ADR split effective July 24, 2006).


CEMEX to divest stake in Semen Gresik

On May 4, 2006, CEMEX announced that it agreed to sell 24.9% of PT Semen Gresik to Indonesia-based Rajawali Group. PT Semen Gresik is a publicly traded company on the Jakarta Stock Exchange and trades under the ticker symbol "SMGR".

According to the terms of the agreement, Rajawali Group will pay CEMEX US$337 million, or US$2.28 per share. As of July 25, all conditions precedent prior to closing have been met. We expect to receive the proceeds from this sale during July 2006 and we intend to use such proceeds to accelerate the pace of debt reduction.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 4
US-dollar translation methodology, and other important disclosures.

                                                         [CEMEX GRAPHIC OMITTED]

Operating Results
--------------------------------------------------------------------------------

Mexico

Our Mexican operations' cement volumes increased 6% during the quarter versus second quarter 2005, and ready-mix volumes increased 20% over the same period. For the first six months of the year, cement and ready-mix volumes increased 8% and 23%, respectively, versus the comparable periods a year ago. Cement prices were 2% higher in US-dollar terms during the quarter versus the same period a year ago and have increased 5% year to date versus the first half of 2005. Ready-mix prices, in US-dollar terms, were 4% higher during the first half of the year versus the same period in 2005.

Government infrastructure projects, including street and highways, state infrastructure, and rebuilding efforts, are driving cement consumption. The formal residential sector continues to benefit from credit availability from commercial banks and noncommercial sources such as Infonavit. Cement demand from the self-construction sector showed a slight recovery during the quarter due to increased disposable income, despite the fact that the formal sector attracted customers through government-financed mortgages.

United States

In CEMEX's US operations, on a like-to-like basis for the ongoing operations, cement volumes decreased 3%, ready-mix volumes decreased 16%, and aggregates volumes decreased 21%, during the second quarter compared with the second quarter 2005.

The decline during the second quarter was driven mainly by a weaker residential sector and unfavorable weather conditions in the western region. It was also affected by a shift in consumption from the second quarter to the first quarter due to favorable weather conditions in the first three months of the year.

For the first six months of the year and on a like-to-like basis, cement volumes increased 6%, ready-mix volumes decreased 8%, and aggregates volumes decreased 11% versus the first six months of 2005.

Construction spending in the residential sector was up 6% for the first five months of the year while housing starts decreased by 2% in the same period. Public-sector construction spending put in place was up 10% for the first five months of 2006, with spending for streets and highways up 15% as well. Construction put in place in the industrial-and-commercial sector increased 14% during the first five months of the year.

Cement prices increased 16% during the second quarter versus the same quarter last year. Ready-mix and aggregate prices, on a like-to-like basis for the ongoing operations, increased 19% and 37%, respectively, during the quarter versus the second quarter of 2005.

Spain

Domestic cement volume increased 6% during the second quarter of 2006 over the same quarter in 2005. Ready-mix volumes, adjusted for the integration of the Readymix Asland assets after the termination of the joint venture with Lafarge in December 2005, increased 6% during the second quarter versus the comparable period a year ago. For the first half of the year, cement volumes increased 9% and adjusted ready-mix volumes increased 13%.

The infrastructure and residential sectors continue to drive cement demand in Spain. There are new projects from the government's infrastructure program, and public spending continues in anticipation of next year's local elections. The residential sector showed strong performance during the first half of the year. Prices for domestic cement increased 10% in US-dollar terms and 8% in euro terms for the second quarter versus the comparable period in 2005.

United Kingdom

Cement and ready-mix volumes in the United Kingdom decreased 14% and 5%, respectively, for the second quarter of 2006 versus the comparable period in 2005. For the first six months of the year, cement volumes decreased 7% while ready-mix volumes remained flat versus the first half of 2005. Cement prices, on a like-to-like basis for the ongoing operations, increased 7% in US-dollar terms and 10% in British-pound terms during the first half of this year versus the comparable period in 2005.

Cement volume sales were affected by enhancements that were made at the Rugby plant and that resulted in below-average kiln output for the quarter. Unfavorable weather conditions also affected cement consumption during the month of May. Favorable activity in public housing and industrial-and-commercial sectors has partly mitigated the slowdown in infrastructure, private new housing, and repair-and-maintenance work.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 5
US-dollar translation methodology, and other important disclosures.

                                                         [CEMEX GRAPHIC OMITTED]

Operating Results
--------------------------------------------------------------------------------

Rest of Europe

In France, ready-mix and aggregates volumes decreased 1% and 2%, respectively, during the second quarter versus the same quarter of last year. For the first six months of the year, ready-mix and aggregates volumes increased 5% and 4%, respectively versus the same period of 2005. Prices for ready mix and aggregates in euro terms increased 5% and 4%, respectively, during the first half of the year. The residential sector, including private and public housing, continues to be the main driver of consumption.

In Germany, domestic cement volumes increased 11%, both in the second quarter and in the first half of 2006 versus the comparable periods of last year. Domestic cement prices increased 5% in euro terms during the first half of the year. Residential permits increased 25% in the January-April period due to new house owners planning ahead in order to take advantage of the home-owner subsidy that was cancelled in December 2005 as well as to avoid the 3% value-added-tax rate increase, which becomes effective in 2007. Permits for nonresidential construction started to increase in February, benefiting from the economic upswing and in response to a favorable business climate. The public-works sector is starting to show a positive trend as a result of the government's new transportation-infrastructure program.


South/Central America and Caribbean

Domestic cement volumes in the region increased 10% during the quarter and 14% for the first six months of the year versus the same periods of 2005. Average prices in US-dollar terms remained flat for the quarter compared with the same period of last year.

The main drivers of cement consumption in Venezuela continue to be the residential sector - including formal and self-construction housing - and infrastructure spending, which continues to benefit from increased oil revenues. Cement volumes in the country increased 32% during the first half of 2006 versus the same period in 2005.

In Colombia, cement volumes decreased 7% during the second quarter and remained flat in the first half of the year versus the comparable periods of last year. The main drivers of cement in the country are public infrastructure and nonresidential construction. The self-construction sector is starting to level off after a significant increase last year. Cement prices increased 16% in US-dollar terms during the quarter compared with the second quarter of last year.


Africa and Middle East

The region's domestic cement volumes for the second quarter and for the first half of 2006 increased 8% and 11%, respectively, versus the comparable periods of last year. Average prices in US-dollar terms increased 21% during the quarter versus second quarter 2005.

Domestic cement volumes for our operations in Egypt increased 8% during the second quarter compared with the same quarter in 2005. The favorable economic environment in the country translates into higher construction spending and cement consumption. Higher remittances into the country are also having a positive impact on the self-construction sector.


Asia

In aggregate, our cement volumes in the region decreased 4% during both the quarter and the first half of the year versus the comparable periods of last year. Average prices in US-dollar terms increased 10% during the quarter compared with second quarter 2005.

Domestic cement volume in the Philippines decreased 10% during the second quarter and 8% during the first half of 2006 versus the comparable periods in 2005. The Philippine Congress did not approve the 2006 national budget, delaying public infrastructure spending. The main drivers of demand continued to be the residential, commercial, and self-construction sectors.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 6
US-dollar translation methodology, and other important disclosures.


Consolidated Income Statement & Balance Sheet
Includes the results of RMC begining March 1, 2005.

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per ADR amounts)

                                                          January - June                            Second quarter
INCOME STATEMENT                                       2006            2005      % Var.          2006            2005      % Var.
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                           8,595,315       6,947,578     24%         4,613,517       4,375,937      5%
Cost of Sales                                      (5,409,588)     (4,116,099)    31%        (2,860,137)     (2,585,820)    11%
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                        3,185,727       2,831,479     13%         1,753,380       1,790,117     (2%)
Selling, General and Administrative Expenses       (1,760,770)     (1,642,130)     7%          (891,948)     (1,038,681)   (14%)
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                                    1,424,957       1,189,349     20%           861,432         751,436     15%
      Financial Expenses                             (240,869)       (257,969)    (7%)         (118,891)       (153,115)   (22%)
      Financial Income                                 16,383          15,995      2%             6,536           8,981    (27%)
      Exchange Gain (Loss), Net                       (98,964)        (57,187)    73%           (48,003)        (18,461)   160%
      Monetary Position Gain (Loss)                   242,948         193,887     25%           135,069         143,222     (6%)
      Gain (Loss) on Financial Instruments           (113,217)        269,987     N/A           (93,182)         88,703     N/A
Total Comprehensive Financing (Cost) Income          (193,720)        164,712     N/A          (118,472)         69,329     N/A
      Other Expenses, Net                              70,449         (10,534)    N/A           (57,646)         18,115     N/A
------------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                      1,301,687       1,343,527     (3%)          685,314         838,880    (18%)
Income Tax                                           (203,063)       (169,284)    20%          (106,909)       (105,699)     1%
Employees' Statutory Profit Sharing                    (6,709)         (5,172)    30%            (3,435)         (2,475)    39%
Total Income Tax & Profit Sharing                    (209,772)       (174,457)    20%          (110,344)       (108,174)     2%
------------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                   1,091,915       1,169,070     (7%)          574,971         730,706    (21%)
Participation in Unconsolidated Subsidiaries           46,186          26,875     72%            37,315          20,635     81%
Consolidated Net Income                             1,138,101       1,195,945     (5%)          612,286         751,342    (19%)
Net Income Attributable to Min. Interest               47,286          21,689    118%            33,449          18,681     79%
MAJORITY INTEREST NET INCOME                        1,090,815       1,174,257     (7%)          578,837         732,661    (21%)
------------------------------------------------------------------------------------------------------------------------------------

EBITDA                                              1,972,528       1,619,228     22%         1,143,109         989,357     16%
Earnings per ADR (1)                                     1.54            1.73    (11%)             0.81            1.08    (25%)
------------------------------------------------------------------------------------------------------------------------------------

                                                           As of June 30
BALANCE SHEET                                          2006            2005      % Var.
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                       27,817,159      26,267,538      6%
     Cash and Temporary Investments                   707,945       1,264,807    (44%)
     Trade Accounts Receivables                     1,644,998       1,870,546    (12%)
     Other Receivables                                982,251         609,973     61%
     Inventories                                    1,170,277       1,116,917      5%
     Other Current Assets                             151,604         175,715    (14%)
Current Assets                                      4,657,075       5,037,957     (8%)
Fixed Assets                                       15,915,601      13,289,809     20%
Other Assets                                        7,244,483       7,939,772     (9%)
-------------------------------------------------------------------------------------------
Total                                              16,192,138      16,878,682     (4%)
Liabilities
Current                                             4,318,407       4,882,472    (12%)
Liabilities
Long-Term Liabilities                               7,749,034       9,342,974    (17%)
Other                                               4,124,698       2,653,236     55%
Liabilities
-------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                  11,625,020       9,388,857     24%
Stockholders' Equity Attributable to Minority         591,258         531,141     11%
Interest
Stockholders' Equity Attributable to Majority      11,033,762       8,857,715     25%
Interest
------------------------------------------------------------------------------------------------------------------------------------

1) Earnings per ADR reflects the two-for-one ADR split effective July 24, 2006.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 7
US-dollar translation methodology, and other important disclosures.


Consolidated Income Statement & Balance Sheet
Includes the results of RMC begining March 1, 2005.

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of Mexican Pesos in real terms as of June 30, 2006 except per ADR amounts)

                                                          January - June                            Second quarter
INCOME STATEMENT                                       2006            2005      % Var.          2006            2005      % Var.
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                          96,783,246      81,049,753     19%        51,948,201      51,049,244      2%
Cost of Sales                                     (60,911,964)    (48,017,998)    27%        32,205,142)    (30,165,915)     7%
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                       35,871,282      33,031,755      9%        19,743,059      20,883,328     (5%)
Selling, General and Administrative Expenses      (19,826,266)    (19,156,929)     3%        10,043,332)    (12,117,152)   (17%)
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                                   16,045,016      13,874,826     16%         9,699,727       8,766,176     11%
      Financial Expenses                           (2,712,190)     (3,009,445)   (10%)       (1,338,714)     (1,786,226)   (25%)
      Financial Income                               184,473          186,593     (1%)           73,593         104,775    (30%)
      Exchange Gain (Loss), Net                    (1,114,333)       (667,133)    67%          (540,518)       (215,369)   151%
      Monetary Position Gain (Loss)                 2,735,595       2,261,864     21%         1,520,872       1,670,815     (9%)
      Gain (Loss) on Financial Instruments         (1,274,829)      3,149,636     N/A        (1,049,226)      1,034,795     N/A
Total Comprehensive Financing (Cost) Income        (2,181,284)      1,921,514     N/A        (1,333,994)        808,789     N/A
      Other Expenses, Net                             793,259       (122,894)     N/A          (649,093)        211,330     N/A
------------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                     14,656,991      15,673,446     (6%)        7,716,640       9,786,296    (21%)
Income Tax                                         (2,286,484)     (1,974,853)    16%        (1,203,796)     (1,233,072)    (2%)
Employees' Statutory Profit Sharing                  (75,549)         (60,339)    25%           (38,673)        (28,875)    34%
Total Income Tax & Profit Sharing                  (2,362,033)     (2,035,192)    16%        (1,242,469)     (1,261,947)    (2%)
------------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                  12,294,959      13,638,253    (10%)        6,474,171       8,524,349    (24%)
Participation in Unconsolidated Subsidiaries          520,055         313,527     66%           420,168         240,728     75%
Consolidated Net Income                            12,815,013      13,951,780     (8%)        6,894,340       8,765,077    (21%)
Net Income Attributable to Min. Interest              532,436         253,019    110%           376,638         217,926     73%
MAJORITY INTEREST NET INCOME                       12,282,578      13,698,761    (10%)        6,517,701       8,547,150    (24%)
------------------------------------------------------------------------------------------------------------------------------------

EBITDA                                             22,210,667      18,889,752     18%        12,871,413      11,541,737     12%
Earnings per ADR (1)                                    17.34           18.59     (7%)             9.15           11.60    (21%)
------------------------------------------------------------------------------------------------------------------------------------

                                                           As of June 30
BALANCE SHEET                                          2006            2005      % Var.
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                      313,221,206     306,434,472      2%
     Cash and Temporary Investments                 7,971,459      14,755,112    (46%)
     Trade Accounts Receivables                    18,522,676      21,821,599    (15%)
     Other Receivables                             11,060,145       7,115,884     55%
     Inventories                                   13,177,323      13,029,838      1%
     Other Current Assets                           1,707,056       2,049,870    (17%)
Current Assets                                     52,438,659      58,772,303    (11%)
Fixed Assets                                      179,209,668     155,037,588     16%
Other Assets                                       81,572,878      92,624,581    (12%)
-------------------------------------------------------------------------------------------
Total                                             182,323,475     196,905,019     (7%)
Liabilities
Current                                            48,625,259      56,958,425    (15%)
Liabilities
Long-Term Liabilities                              87,254,119     108,994,204    (20%)
Other                                              46,444,097      30,952,391     50%
Liabilities
-------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                 130,897,731     109,529,462     20%
Stockholders' Equity Attributable to Minority       6,657,569       6,196,242      7%
Interest
Stockholders' Equity Attributable to Majority     124,240,162     103,333,220     20%
Interest
------------------------------------------------------------------------------------------------------------------------------------

1) Earnings per ADR reflects the two-for-one ADR split effective July 24, 2006.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 8
US-dollar translation methodology, and other important disclosures.


Operating Summary per Country
Includes the results of RMC begining March 1, 2005.

In thousands of U.S. dollars

                                                       January - June                               Second quarter
                                                -----------------------------                ---------------------------
NET SALES                                            2006           2005      % Var.              2006         2005       % Var.
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                              1,668,680       1,502,314     11%           882,785         793,255     11%
U.S.A.                                              2,162,601       1,807,789     20%         1,124,907       1,156,616     (3%)
Spain                                                 910,433         761,403     20%           476,325         431,419     10%
United Kingdom                                        958,231         675,019     42%           478,174         504,117     (5%)
Rest of Europe                                      1,561,470       1,100,267     42%           953,085         885,631      8%
South / Central America and Caribbean                 708,198         633,902     12%           371,432         338,852     10%
Africa and Middle East                                338,623         233,607     45%           176,018         143,111     23%
Asia                                                  167,246         136,036     23%            88,083          75,835     16%
------------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations                  119,833          97,243     23%            62,708          47,102     33%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               8,595,315       6,947,578     24%         4,613,517       4,375,937      5%
------------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                                882,161         827,586      7%           470,852         443,523      6%
U.S.A.                                                779,445         669,805     16%           421,602         446,633     (6%)
Spain                                                 347,453         272,936     27%           181,488         148,520     22%
United Kingdom                                        322,022         239,361     35%           167,249         195,692    (15%)
Rest of Europe                                        380,138         286,932     32%           277,776         251,761     10%
South / Central America and Caribbean                 264,219         216,662     22%           139,536         110,682     26%
Africa and Middle East                                105,226          75,166     40%            54,425          39,097     39%
Asia                                                   62,294          46,408     34%            34,013          23,984     42%
------------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations                   42,768         196,623    (78%)            6,440         130,226    (95%)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               3,185,727       2,831,479     13%         1,753,380       1,790,117     (2%)
------------------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                                591,591         542,413      9%           313,958         290,985      8%
U.S.A.                                                480,246         314,171     53%           277,870         228,076     22%
Spain                                                 252,411         189,634     33%           134,131         101,825     32%
United Kingdom                                           (968)         42,606     N/A             3,384          33,869    (90%)
Rest of Europe                                         49,249          95,927    (49%)           99,282         104,873     (5%)
South / Central America and Caribbean                  130,707        116,292     12%            77,694          55,907     39%
Africa and Middle East                                 68,103          48,033     42%            37,369          21,648     73%
Asia                                                   29,368          20,227     45%            18,824           8,686    117%
------------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations                 (175,750)       (179,954)    (2%)         (101,080)        (94,432)     7%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               1,424,957       1,189,349     20%           861,432         751,436     15%
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 9
US-dollar translation methodology, and other important disclosures.


Operating Summary per Country
Includes the results of RMC begining March 1, 2005.

EBITDA in thousands of US dollars. EBITDA margin as a percentage of net sales

                                                        January - June                               Second quarter
                                                 -----------------------------                ---------------------------
EBITDA                                                 2006         2005       % Var.                 2006     2005        % Var.
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                                661,872         620,542      7%           349,843         329,467      6%
U.S.A.                                                613,633         415,464     48%           349,202         284,435     23%
Spain                                                 291,163         229,805     27%           153,794         121,969     26%
United Kingdom                                         74,611          74,491      0%            40,620          57,602    (29%)
Rest of Europe                                        145,343         139,509      4%           147,250         138,026      7%
South / Central America and Caribbean                 188,526         180,427      4%           104,586          87,603     19%
Africa and Middle East                                 83,786          67,660     24%            44,881          32,521     38%
Asia                                                   37,763          30,764     23%            23,040          14,064     64%
------------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations                 (124,170)       (139,435)   (11%)          (70,107)        (76,331)    (8%)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               1,972,528       1,619,228     22%         1,143,109         989,357     16%
------------------------------------------------------------------------------------------------------------------------------------

EBITDA MARGIN
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                                  39.7%           41.3%                     39.6%           41.5%
U.S.A.                                                  28.4%           23.0%                     31.0%           24.6%
Spain                                                   32.0%           30.2%                     32.3%           28.3%
United Kingdom                                           7.8%           11.0%                      8.5%           11.4%
Rest of Europe                                           9.3%           12.7%                     15.4%           15.6%
South / Central America and Caribbean                   26.6%           28.5%                     28.2%           25.9%
Africa and Middle East                                  24.7%           29.0%                     25.5%           22.7%
Asia                                                    22.6%           22.6%                     26.2%           18.5%
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                                     22.9%           23.3%                     24.8%           22.6%
------------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 10
US-dollar translation methodology, and other important disclosures.

Volume Summary
Includes the results of RMC begining March 1, 2005.

Consolidated volume summary
Cement and aggregates: Thousands of metric tons
Ready-mix: Thousands of cubic meters

                                                January - June                                  Second quarter
                                         -----------------------------                   -----------------------------
                                               2006         2005          % Var.               2006         2005        % Var.
------------------------------------------------------------------------------------------------------------------------------------
Consolidated cement volume                   42,313       38,249            11%              22,448       21,851           3%
Consolidated ready-mix volume                36,336       30,680            18%              19,459       20,761          -6%
Consolidated aggregates volume               81,250       70,280            16%              45,138       49,792          -9%
------------------------------------------------------------------------------------------------------------------------------------



Per-country volume summary (1)

                                               January - June                  Second quarter            Second quarter 2006 Vs.
DOMESTIC CEMENT VOLUME                          2006 Vs. 2005                   2006 Vs. 2005              First quarter 2006
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                                8%                            6%                              7%
U.S.A.                                                6%                           (3%)                            10%
Spain                                                 9%                            6%                             10%
United Kingdom                                       33%                          (14%)                            (4%)
Rest of Europe                                       23%                            1%                            133%
South / Central America and Caribbean                14%                           10%                              2%
Africa and Middle East                               11%                            8%                             (1%)
Asia                                                 (4%)                          (4%)                             5%
------------------------------------------------------------------------------------------------------------------------------------


READY-MIX VOLUME
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                               23%                           20%                             12%
U.S.A.                                               (1%)                         (25%)                             2%
Spain                                                 1%                          (15%)                             6%
United Kingdom                                       42%                           (5%)                             3%
Rest of Europe                                       30%                           (3%)                            52%
South / Central America and Caribbean                30%                           21%                              4%
Africa and Middle East                               31%                           (6%)                             3%
Asia                                                 27%                           (9%)                            17%
------------------------------------------------------------------------------------------------------------------------------------


AGGREGATES VOLUME
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                                9%                            8%                             20%
U.S.A.                                               (3%)                         (25%)                             5%
Spain                                                10%                           (4%)                            27%
United Kingdom                                       45%                           (1%)                             6%
Rest of Europe                                       26%                           (5%)                            56%
South / Central America and Caribbean                20%                           19%                              9%
Africa and Middle East                               N/A                           N/A                             N/A
Asia                                                (18%)                         (38%)                             9%
------------------------------------------------------------------------------------------------------------------------------------


1) Includes only the month of March in first quarter 2005 for RMC operations.


--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 11
US-dollar translation methodology, and other important disclosures.

Price Summary
Includes the results of RMC begining March 1, 2005.

Variation in US Dollars (1)

                                             January - June                Second quarter            Second quarter 2006 Vs.
DOMESTIC CEMENT PRICE                        2006 Vs. 2005                 2006 Vs. 2005               First quarter 2006
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                             5%                           2%                             (2%)
U.S.A.                                            16%                          16%                              3%
Spain                                              6%                          10%                              6%
United Kingdom                                     6%                           8%                              7%
Rest of Europe (2)                                14%                          16%                              4%
South / Central America and Caribbean (2)         (4%)                          0%                              3%
Africa and Middle East (2)                        19%                          21%                              6%
Asia (2)                                          10%                          10%                              3%
------------------------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                             4%                           2%                             (3%)
U.S.A.                                            19%                          20%                              2%
Spain                                              1%                           6%                              7%
United Kingdom                                     1%                           3%                              4%
Rest of Europe (2)                                 4%                           6%                              0%
South / Central America and Caribbean (2)          8%                           9%                             (1%)
Africa and Middle East (2)                        12%                          13%                              5%
Asia (2)                                           9%                          11%                              3%
------------------------------------------------------------------------------------------------------------------------------------


AGGREGATES PRICE
------------------------------------------------------------------------------------------------------------------------------------
Mexico                                            19%                          25%                            (11%)
U.S.A.                                            38%                          45%                             10%
Spain                                            (11%)                        (10%)                             5%
United Kingdom                                    4%                            7%                              4%
Rest of Europe (2)                                6%                            7%                             (1%)
South / Central America and Caribbean (2)         23%                          23%                             (6%)
Africa and Middle East (2)                        N/A                          N/A                             N/A
Asia (2)                                          19%                          19%                              2%
------------------------------------------------------------------------------------------------------------------------------------

1) Includes only the month of March in first quarter 2005 for RMC operations.
2) In constant Mexican pesos as of June 30, 2006.


--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 12
US-dollar translation methodology, and other important disclosures.


Price Summary
Includes the results of RMC begining March 1, 2005.

Variation in Local
Currency (1)

                                             January - June               Second quarter              Second quarter 2006 Vs.
DOMESTIC CEMENT PRICE                        2006 Vs. 2005                2006 Vs. 2005                 First quarter 2006
------------------------------------------------------------------------------------------------------------------------------------
Mexico (2)                                         0%                           1%                              3%
U.S.A.                                            16%                          16%                              3%
Spain                                              9%                           8%                              0%
United Kingdom                                     9%                           8%                              1%
------------------------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
------------------------------------------------------------------------------------------------------------------------------------
Mexico (2)                                         0%                           2%                              3%
U.S.A.                                            19%                          20%                              2%
Spain                                              4%                           4%                              1%
United Kingdom                                     3%                           3%                             (1%)
------------------------------------------------------------------------------------------------------------------------------------


AGGREGATES PRICE
------------------------------------------------------------------------------------------------------------------------------------
Mexico (2)                                        14%                          25%                             (6%)
U.S.A.                                            38%                          45%                             10%
Spain                                            (10%)                        (12%)                            (1%)
United Kingdom                                     7%                           7%                             (1%)
------------------------------------------------------------------------------------------------------------------------------------

1) Includes only the month of March in first quarter 2005 for RMC operations.
2) In constant Mexican pesos as of June 30, 2006.




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Please refer to the end of this report for definitions of terms,         Page 13
US-dollar translation methodology, and other important disclosures.

                                                         [CEMEX GRAPHIC OMITTED]

Definition of Terms and Disclosures
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Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles (GAAP). For the reader's convenience, US dollar amounts for the consolidated entity are calculated by converting the constant Mexican peso amounts at the end of each quarter using the period-end MXN/USD exchange rate for each quarter. The exchange rates used to convert results for second quarter 2006, first quarter 2006, and second quarter 2005 are 11.26, 10.88, and
10.75 Mexican pesos per US dollar, respectively. CEMEX's weighted-average inflation factor between June 30, 2005, and June 30, 2006, was 8.52%.

Per-country/region figures are presented in US dollars for the reader's convenience. In the consolidation process, each country's figures (except those of CEMEX Mexico) are converted to US dollars and then to Mexican pesos under Mexican GAAP. Figures presented in US dollars for Mexico, Spain, and the United Kingdom as of June 30, 2006, and June 30, 2005, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding exchange rate provided below.

To convert June 30, 2005, US-dollar figures for Mexico to constant Mexican pesos as of June 30, 2006, it is necessary to first convert the June 30, 2005, US-dollar figure to Mexican pesos using the exchange rate provided below, and then multiply the resulting amount by 1.0328, the inflation-rate factor between June 30, 2005, and June 30, 2006.


                                        June 30
                            -----------------------------
Exchange rate                  2006            2005
---------------------------------------------------------
Mexican peso                  11.26           10.75
Euro                          0.782           0.826
British pound                 0.541           0.555
---------------------------------------------------------
Amounts provided in units of local currency per US dollar.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela, as well as our trading operations in the Caribbean region.

Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, and Sweden.

Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.


Definition of terms

EBITDA equals operating income plus depreciation and operating amortization.

Free cash flow equals EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other core businesses in existing markets.

Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other core businesses in existing markets.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Net debt equals total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents (please refer to footnote 2 on the second page of this report for further details).

Interest coverage is calculated by dividing EBITDA for the last twelve months by interest expense for the last twelve months.

Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months (please refer to footnote 2 on the second page of this report for further details).


Earnings per ADR

The number of average ADRs outstanding used for the calculation of earnings per ADR was 712.0 million for second quarter 2006, 708.5 million for year-to-date 2006, 679.1 million for second quarter 2005, and 679.2 million for year-to-date 2005.




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                                                                         Page 14

                                                         [CEMEX GRAPHIC OMITTED]

Definition of Terms and Disclosures
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Effect of the purchase of RMC on our financial statements

The acquisition of RMC concluded on March 1, 2005. The process of allocating the purchase price paid for RMC's shares of approximately US$4.2 billion, including other direct purchase costs net of the proceeds from the sale of some assets, to the fair value of the assets acquired and liabilities assumed began during March 2005 and continued through the year and the first quarter of 2006. As of June, 30, 2006, CEMEX considers that the difference between the purchase price paid and the fair value of RMC's net assets as of March 1, 2005, which represented goodwill of approximately US$1.4 billion, is a reasonable estimate of the final allocation process. At this stage, CEMEX does not consider the existence of any material pending issues with respect to the purchase-price allocation.




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